

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

August 27, 2009

Mr. Gregory M. Bowie
Synalloy Corporation
2144 West Croft Circle
Spartanburg, South Carolina 29302

> **RE:** **Synalloy Corporation**
> **Form 10-K for the fiscal year ended January 3, 2009**
> **Filed March 17, 2009**
> **File #0-19687**

Dear Mr. Bowie:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any questions regarding comments on the financial statements and related matters, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747 or, in her absence, to the undersigned at (202) 551-3768. Please contact Dorine Miller, Financial Analyst, at (202) 551-3711 or, in her absence, Brigitte Lippmann, Staff Attorney, at (202) 551-3713 with any other questions.

Sincerely,

John Cash
Accounting Branch Chief